Exhibit 99.1

Dr. Reddy's Laboratories Ltd.
8-2-337, Road No. 3, Banjara Hills,
Hyderabad - 500 034, Telangana,
India.
CIN : L85195TG1984PLC004507

Tel :+91 40 4900 2900
Fax :+91 40 4900 2999
Email :mail@drreddys.com
www.drreddys.com

September 9, 2021

To,

The Secretary

BSE Limited

National Stock Exchange of India Ltd.

New York Stock Exchange Inc.

NSE IFSC Limited

Dear Sir/ Madam,

Sub: Intimation

This is in reference to our press release dated August 4, 2021, wherein we announced the sale of rights for ELYXYB (celecoxib oral solution) 25 mg/mL for U.S. and Canada territory to BioDelivery Sciences International, Inc. (BDSI).

In this regard, we would now like to inform you about the closure of the transaction with BioDelivery Sciences International, Inc. (BDSI). Such closure was subject to satisfactory completion of customary closing conditions including the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (HSR Act), as amended.

This is for your information and records.

Yours faithfully,

For Dr. Reddy's Laboratories Limited

/s/ Sandeep Poddar
Sandeep Poddar
Company Secretary